UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Sea Limited

(Name of Issuer)

Class A Ordinary Shares, par value $0.0005

(Title of Class of Securities)

81141R100

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81141R100 13G

1.	Names of Reporting Persons Ontario Teachers’ Pension Plan Board

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.00%

12.	Type of Reporting Person (See Instructions) FI

CUSIP No. 81141R100 13G

1.	Names of Reporting Persons Classroom Investments, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.00%

12.	Type of Reporting Person (See Instructions) FI

Item 1.
	(a)	Name of Issuer: Sea Limited
	(b)	Address of Issuer’s Principal Executive Offices: 1 Fusionopolis Place, #17-10 Galaxis, Singapore 138522

Item 2.
	(a)	Name of Person Filing: (i) Ontario Teachers’ Pension Plan Board (“OTPP”) (ii) Classroom Investments, Inc. (“Classroom”, together with OTPP, the “Reporting Persons”), a wholly-owned subsidiary of OTPP
	(b)	Address of Principal Business Office or, if none, Residence: Both Reporting Persons: 5650 Yonge Street, 3rd Floor, Toronto, Ontario, Canada M2M 4H5
	(c)	Citizenship: Both Reporting Persons incorporated under the laws of the Province of Ontario, Canada
	(d)	Title of Class of Securities: Class A Ordinary Shares, par value $0.0005
	(e)	CUSIP Number: 81141R100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J);
	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: An employee benefit plan subject to the provisions of the Pension Benefits Act of Ontario and regulations thereunder.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See cover pages above.
(b) Percent of class: See cover pages above.
(c) Number of shares as to which the person has: See cover pages above.
(i) Sole power to vote or to direct the vote See cover pages above.
(ii) Shared power to vote or to direct the vote See cover pages above.
(iii) Sole power to dispose or to direct the disposition of See cover pages above.
(iv) Shared power to dispose or to direct the disposition of See cover pages above.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
See response to Item 4(a).

Item 8.	Identification and Classification of Members of the Group
Not applicable.
Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certification

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 29, 2019

ONTARIO TEACHERS’ PENSION PLAN BOARD

By:	/s/ Rossana Di Lieto
Name: Rossana Di Lieto
Title: Senior Managing Director and Chief Compliance Officer

CLASSROOM INVESTMENTS, INC.

By:	/s/ Rossana Di Lieto
Name: Rossana Di Lieto
Title: Senior Managing Director and Chief Compliance Officer

EXHIBIT INDEX

Exhibit No.

99.1 Joint Filing Agreement, dated February 9, 2018, among Ontario Teachers’ Pension Plan Board and Classroom Investments, Inc.